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                             February 9, 2024

       Mary Riskey
       Chief Financial Officer
       Two Harbors Investment Corp.
       1601 Utica Avenue South, Suite 900
       St. Louis Park, Minnesota 55416

                                                        Re: Two Harbors
Investment Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 8-K filed July
31, 2023
                                                            Response dated
December 11, 2023
                                                            File No. 001-34506

       Dear Mary Riskey:

              We have reviewed your December 11, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to the comments in our November 20,
       2023 letter.

       Form 8-K filed July 31, 2023

       Exhibit 99.1
       Reconciliation of GAAP to Non-GAAP Financial Information, page 11

   1. We have considered your response to comment 1 and your proposed disclosures related to
                                                        Income Excluding Market
Driven Value Changes ("IXM") within your earnings release.
                                                        Your adjustments to
exclude certain market-driven value changes presents income on an alternative basis.
These adjustments appear to be inconsistent with Question 100.04 of the
                                                        Compliance & Disclosure
Interpretations on the use of Non-GAAP Financial Measures.
                                                        Specifically, changing
the income recognition and measurement principles required to be applied in accordance
with GAAP is considered to be an individually tailored
                                                        measurement principle.
Please revise your non-GAAP measure to eliminate the
                                                        presentation of IXM.
This comment also applies to your Earnings Call Presentation.
 Mary Riskey
Two Harbors Investment Corp.
February 9, 2024
Page 2

       Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMary Riskey                            Sincerely,
Comapany NameTwo Harbors Investment Corp.
                                                         Division of
Corporation Finance
February 9, 2024 Page 2                                  Office of Real Estate
& Construction
FirstName LastName